November 7, 2008

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re: HSBC Holdings plc
Form 20-F for the fiscal year ended December 31, 2007
Filed March 10, 2008
File No. 001-14930

Dear Mr. Flint:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                                Sincerely,

                                                John P. Nolan
                                                Senior Assistant Chief Accountant